[LETTERHEAD OF SONNENSCHEIN NATH & ROSENTHAL LLP]

101 JFK Parkway Short Hills, NJ 07078-2708 973.912.7100 973.912.7199 fax www.sonnenschein.com

Roland S. Chase
973.912.7179
rchase@sonnenschein.com

July 9, 2009

VIA EDGAR

Securities and Exchange Commission
Mail Stop 4561
100 F Street, N.E.
Washington, D.C. 20549

Attention:          Tamara Tangen
            Division of Corporate Finance

Re:	Wayside Technology Group, Inc. (the “Company”) Form 10-K for the Year Ended December 31, 2008 Form 10-Q For the Quarterly Period Ended March 31, 2009 File No. 000-26408

Dear Ms. Tangen:

During our telephone conversation of July 7, 2009, you had asked for clarification on the Company’s response, submitted via EDGAR on June 15, 2009, with respect to comment #1 contained in your letter dated May 18, 2009.  As discussed, please find below the revised disclosure proposed by the Company to be included in its future filings, which replaces the Company’s previous response to such comment:

Evaluation of Disclosure Controls and Procedures. As required by Rule 13a-15(b) under the Exchange Act, our management carried out an evaluation of the effectiveness of the design and operation of the Company’s “disclosure controls and procedures”, as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of the end of the period covered by this report.  This evaluation was carried out under the supervision and with the participation of our management, including our Company’s President, Chairman of the Board and Chief Executive Officer (principal executive officer) and Vice President and Chief Accounting Officer (principal financial officer). Based upon that evaluation, the Company’s Chief Executive Officer and Chief Accounting Officer concluded that the Company’s disclosure controls and procedures were effective, as of the end of the period covered by this report, to ensure that information required to be disclosed by the Company in the reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms and is accumulated and communicated to the Company’s management, including the Company’s Chief Executive Officer and Chief Accounting Officer, as appropriate, to allow timely decisions regarding required disclosure.

If you have any questions, or if we may be of any assistance, please do not hesitate to contact the undersigned at (973) 912-7179.

Sincerely,

/s/ Roland S. Chase

Roland S. Chase
Associate

cc:           Mr. Simon F. Nynens
Mr. Kevin T. Scull